UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kensey Nash Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

490057106

(CUSIP Number)

Hugh C. Welsh

President

DSM North America

45 Waterview Boulevard

Parsippany, NJ 07054

(973) 257-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

William A. Groll

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

June 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 490057106		13D

1	Names of Reporting Persons Koninklijke DSM N.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power (See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power (See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 100% (See Item 5)

14	Type of Reporting Person CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Shares”), of Kensey Nash Corporation, a Delaware corporation (“Kensey Nash”).  The principal executive offices of Kensey Nash are located at 735 Pennsylvania Drive, Exton, Pennsylvania 19341.  This Amendment is being filed by Koninklijke DSM N.V. (“DSM”) to amend its disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which, in accordance with Instruction H of the General Instructions to Schedule TO, constituted part of the Schedule TO initially filed by DSM on May 21, 2012, as amended, including by Amendment No. 2 thereto (the final amendment) filed on June 19, 2012 (the “Schedule TO”).

Item 4.	Purpose of Transaction.

Pursuant to an Agreement and Plan of Merger, dated as of May 2, 2012, by and among DSM, Biomedical Acquisition Corporation, a Delaware corporation (“Biomedical”), and Kensey Nash (the “Merger Agreement”), on May 21, 2012, DSM and Biomedical commenced a tender offer (the “Offer”) for all of the outstanding Shares and filed the Schedule TO with the Securities and Exchange Commission (the “SEC”).  On June 22, 2012, following completion of the Offer, DSM exercised the top-up option that was granted to it pursuant to the Merger Agreement and purchased additional Shares directly from Kensey Nash.  Shortly thereafter, Biomedical was merged with and into Kensey Nash and Kensey Nash, as the surviving corporation (the “Surviving Corporation”), became an indirect wholly owned subsidiary of DSM (the “Merger”).  At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of Kensey Nash or owned by DSM or any subsidiary of DSM or Kensey Nash or held by stockholders who properly demand and perfect appraisal rights under the Delaware General Corporation Law) was canceled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding taxes, equal to $38.50.

In accordance with the terms of the Merger Agreement, upon the completion of the Merger, the directors of Biomedical immediately prior to the effective time of the Merger became the directors of the Surviving Corporation.  The Shares are no longer listed for trading on the NASDAQ Global Select Market, and DSM intends to cause the Surviving Corporation to effect the termination of registration of the Shares with the SEC in accordance with the applicable requirements of the federal securities laws.

Item 5.	Interest in Securities of the Issuer.
(a) - (b)	As a result of the Merger, DSM beneficially owns 100% of the issued and outstanding shares of the Surviving Corporation.

Item 7.	Material to be Filed as Exhibits.
1.	Press Release issued by DSM on June 25, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 2012

KONINKLIJKE DSM N.V.

By:	/s/ Hugh C. Welsh
Name: Hugh C. Welsh
Title: President and General Counsel, DSM North America

INDEX TO EXHIBITS

1.             Press Release issued by DSM on June 25, 2012.